Item 77D Policies with respect to security investments

(g) Historically, the Fund has dedicated a significant portion of its assets to investment in power technology or alternative energy companies. These types of companies are involved in activities that provide energy through less conventional or evolving methods, or through technology that results in more efficient delivery systems. Beginning in February
 2009, changes in the investment strategy utilized in managing the Fund were implemented. The new investment strategy involves utilization of a highly quantitative approach to investing that emphasizes stock selection through a ranking and risk analysis process.
 As a result of these changes, there is no longer a segment of the Fund dedicated to investment in power technology companies, although power technology companies remain within the universe of investable securities for the Fund.

The Funds policy of investing, under normal circumstances, at least 80% of its assets in equity securities (i.e., common stocks, preferred stocks, convertible securities, rights and warrants) of energy-related companies remains unchanged.